SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Merriman Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

590419107s
(CUSIP Number)

                                                         December 12, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 590419107s	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS James Ross Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,750,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,750,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,750,000[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Share ownership information is as of April 2, 2014. Includes 4,000,000 shares of common stock jointly held by James Ross Byrne (“Mr. Byrne”) and Rebecca Clarke Byrne (“Ms. Byrne”); 1,000,000 shares of common stock that Mr. Byrne and Ms. Byrne have the right to acquire pursuant to warrants held jointly by them; 3,000,000 shares of common stock held by the James Ross Byrne Revocable Trust under Agreement dated November 21, 2013 (the “Revocable Trust”) of which Mr. and Ms. Byrne are co-trustees; 2,000,000 shares of common stock which the Revocable Trust has the right to acquire pursuant to a convertible note held by the Revocable Trust; and 750,000 shares of common stock which the Revocable Trust has the right to acquire pursuant to warrants held by the Revocable Trust.

2 The ownership percentages set forth above are based on there being 132,892,386 shares of common stock outstanding as of April 2, 2014, as advised by the Issuer to the Reporting Persons in connection with a private transaction (subsequent to the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013) by the Issuer in which the Revocable Trust participated.

CUSIP No. 590419107s	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Rebecca Clarke Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,000[3]
	6	SHARED VOTING POWER 10,750,000[4]
	7	SOLE DISPOSITIVE POWER 10,000[3]
	8	SHARED DISPOSITIVE POWER 10,750,000[4]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,760,000[3,4]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[5]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3 Consists of shares held by Ms. Byrne as custodian for a son of Mr. Byrne and Ms. Byrne.

4 Share ownership information is as of April 2, 2014. Includes 4,000,000 shares of common stock jointly held by Mr. Byrne and Ms. Byrne; 1,000,000 shares of common stock that Mr. Byrne and Ms. Byrne have the right to acquire pursuant to warrants held jointly by them; 3,000,000 shares of common stock held by the Revocable Trust of which Mr. and Ms. Byrne are co-trustees; 2,000,000 shares of common stock which the Revocable Trust has the right to acquire pursuant to a convertible note held by the Revocable Trust; and 750,000 shares of common stock which the Revocable Trust has the right to acquire pursuant to warrants held by the Revocable Trust.

5 The ownership percentages set forth above are based on there being 132,892,386 shares of common stock outstanding as of April 2, 2014, as advised by the Issuer to the Reporting Persons in connection with a private transaction (subsequent to the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013) by the Issuer in which the Revocable Trust participated.

CUSIP No. 590419107s	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS James Ross Byrne Revocable Trust under Agreement dated November 21, 2013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,750,000[6]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,750,000[6]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000[6]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%[7]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

6 Share ownership information is as of April 2, 2014. Includes 3,000,000 shares of common stock held by the Revocable Trust of which Mr. and Ms. Byrne are co-trustees; 2,000,000 shares of common stock which the Revocable Trust has the right to acquire pursuant to a convertible note held by the Revocable Trust; and 750,000 shares of common stock which the Revocable Trust has the right to acquire pursuant to warrants held by the Revocable Trust.

7 The ownership percentages set forth above are based on there being 132,892,386 shares of common stock outstanding as of April 2, 2014, as advised by the Issuer to the Reporting Persons in connection with a private transaction (subsequent to the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013) by the Issuer in which the Revocable Trust participated.

 Page 5 of 9 Pages

Item 1(a).	Name of Issuer

The name of the issuer is Merriman Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Office

The Issuer’s principal executive offices are located at:

290 Montgomery Street, 16th Floor
San Francisco, CA 94104

Item 2(a).	Name of Person Filing

This statement is filed by: James Ross Byrne (“Mr. Byrne”), Rebecca Clarke Byrne (“Ms. Byrne”) and the James Ross Byrne Revocable Trust under Agreement dated November 21, 2013 (the “Revocable Trust,” and together with Mr. Byrne and Ms. Byrne, the “Reporting Persons”). Mr. Byrne and Ms. Byrne are husband and wife and are co-trustees of the Revocable Trust.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is:

320 Glenbrook Drive
Atlantis, FL 33462

Item 2(c).	Citizenship

Mr. Byrne and Ms. Byrne are each a United States citizen. The Revocable Trust is governed under the laws of the State of Florida.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share (the “Common Shares”).

Item 2(e).	CUSIP Number

590419107s

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

Page 6 of 9 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not applicable.

Item 4.	Ownership

A.	James Ross Byrne
	(a)	Amount beneficially owned: 10,750,000 Common Shares
	(b)	Percent of class: 7.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 10,750,000
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 10,750,000

B.	Rebecca Clarke Byrne
	(a)	Amount beneficially owned: 10,760,000 Common Shares
	(b)	Percent of class: 7.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 10,000
		(ii)	Shared power to vote or to direct the vote: 10,750,000
		(iii)	Sole power to dispose or to direct the disposition of: 10,000
		(iv)	Shared power to dispose or to direct the disposition of: 10,750,000

Page 7 of 9 Pages

C.	James Ross Byrne Revocable Trust under Agreement dated November 21, 2013
	(a)	Amount beneficially owned: 5,750,000 Common Shares
	(b)	Percent of class: 4.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 5,750,000
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 5,750,000

The Reporting Persons all share voting and disposition power over the 5,750,000 Common Shares beneficially owned by the Revocable Trust, consisting of 3,000,000 Common Shares held by the Revocable Trust, 2,000,000 Common Shares which the Revocable Trust has the right to acquire pursuant to a convertible note held by the Revocable Trust and 750,000 Common Shares which the Revocable Trust has the right to acquire pursuant to warrants held by the Revocable Trust. In addition, Mr. Byrne and Ms. Byrne share voting and disposition power over 4,000,000 Common Shares that they hold jointly and 1,000,000 Common Shares that they have the right to acquire pursuant to warrants that they hold jointly. Ms. Byrne has sole voting and disposition power over 10,000 Common Shares held by her as custodian for a son of Mr. Byrne and Ms. Byrne.

The ownership percentages set forth above are based on there being 132,892,386 Common Shares outstanding as of April 2, 2014, as advised by the Issuer to the Reporting Persons in connection with a private transaction (subsequent to the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013) by the Issuer in which the Revocable Trust participated.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Page 8 of 9 Pages

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2014

JAMES ROSS BYRNE

By:	/s/ James Ross Byrne
Name:	James Ross Byrne

REBECCA CLARKE BYRNE

By:	/s/ Rebecca Clarke Byrne
Name:	Rebecca Clarke Byrne

JAMES ROSS BYRNE REVOCABLE TRUST
Under Agreement dated November 21, 2013

By:	/s/ James Ross Byrne
Name:	James Ross Byrne
Trustee